UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒              Form 40-F      ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li Yuan
Name	:	Li Yuan
Title	:	Chief Financial Officer

Date: December 4, 2023

[Signature Page to 6-K]

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Annual General Meeting